

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

Via E-mail
Mr. Gary L. Ellis
Senior Vice President and Chief Financial Officer
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432-5604

     RE: **Medtronic, Inc.**
          Form 10-K for the fiscal year ended April 29, 2011
          Filed June 28, 2011
          File No. 001-07707

Dear Mr. Ellis:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Jeffrey Jaramillo

                  Jeffrey Jaramillo
                  Accounting Branch Chief